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Exhibit 12.1

Hôtel San Rémo Casino and Resort
A Division of S.I. Enterprises, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2000	2001	2002	2003	2004
Earnings
Income from operations before income taxes	$6,278,000	$4,490,000	$280,000	$997,000	$2,788,000
Add:
Interest expense (not including capitalized interest)	2,560,364	1,863,687	1,308,203	1,184,814	1,944,451
Amortization of deferred fianancing costs and discounts	—	—	—	—	—
Current period amortization of interest capitalized in prior periods	—	—	—	—	—
Portion of rental charges representative of interest(1)	—	—	—	—	1,830,875

Total Earnings	$8,838,364	$6,353,687	$1,588,203	$2,181,814	$6,563,326

Fixed Charges
Interest expensed	2,560,364	1,863,867	1,308,203	1,184,814	1,944,451
Interest capitalized	—	—	—	—	—
Amortization of deferred financing costs and discounts	—	—	—	—	—
Portion of rental charges representative of interest(1)	—	—	—	—	1,830,875

Total Fixed Charges	2,560,364	1,863,867	1,308,203	1,184,814	3,775,326

Ratio of earnings to fixed charges	3.45x	3.41x	1.21x	1.84x	1.74x

(1)
Interest paid on prior debt loan by 155 East Tropicana, LLC

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Hôtel San Rémo Casino and Resort A Division of S.I. Enterprises, Inc. Computation of Ratio of Earnings to Fixed Charges